Exhibit 99.1

Achilles Therapeutics Reports Third Quarter 2024 Financial Results

– Cash position of $86.1 million as of September 30, 2024, not including cash R&D tax credit of $12.8 million received in October 2024 –

London, UK 14 November 2024 – Achilles Therapeutics plc (NASDAQ: ACHL) today announced its financial results for the third quarter ended September 30, 2024, and recent corporate updates.

Corporate Updates

•
Following the discontinuation of its TIL-based cNeT program and closure of the Phase I/IIa CHIRON and THETIS clinical trials, the Company has engaged BofA Securities as a financial advisor in the process of exploring strategic options.
•
Achilles Chief Scientific Officer, Sergio Quezada, presented “Targeting Clonal Neoantigens with Precision T-Cell Therapies: Key Mechanistic Insights From cNeT Clinical Trials” in a seminar on October 23, 2024 at the 6th Annual TIL Therapies Summit.

Financial Highlights

•
Cash and cash equivalents: Cash and cash equivalents were $86.1 million as of September 30, 2024, as compared to $131.5 million as of December 31, 2023. Subsequent to September 30, 2024, the Company received a cash R&D tax credit of $12.8 million.
•
Research and development (R&D) expenses: R&D expenses were $16.4 million for the third quarter ended September 30, 2024, compared to $14.7 million for the third quarter ended September 30, 2023.
•
General and administrative (G&A) expenses: G&A expenses were $4.0 million for the third quarter ended September 30, 2024, compared to $4.4 million for the third quarter ended September 30, 2023.
•
Net loss: Net loss for the third quarter ended September 30, 2024 was $19.6 million or $0.48 per share, compared to $16.7 million or $0.42 per share for the third quarter ended September 30, 2023.

About Achilles Therapeutics

Achilles is a clinical-stage biopharmaceutical company that was developing AI-powered precision T cell therapies targeting clonal neoantigens: protein markers unique to the individual that are expressed on the surface of every cancer cell. Achilles uses DNA sequencing data from each patient, together with its proprietary PELEUSTM bioinformatics platform, to identify clonal neoantigens specific to that patient, to enable and support development of product candidates specifically targeting those clonal neoantigens.

Forward Looking Statements

This press release contains express or implied forward-looking statements that are based on the Company management's belief and assumptions and on information currently available to the Company’s management. Forward-looking statements in this press release include, but are not limited to, statements regarding the Company’s clinical trials and the Company’s beliefs about its goals for the discontinued trials; expectations related to the Company’s cash runway and operating expenses and capital expense requirements; the Company’s ability to engage with third parties who are developing alternative modalities to target clonal neoantigens for the treatment of cancers and the Company’s review and evaluation of potential strategic options and their impact on stockholder value. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or the Company’s future operational or financial performance, and involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. The forward-looking statements in this press release represent the Company’s views as of the date of this press release. We anticipate that subsequent events and developments will cause the Company’s views to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company has no current intention of doing so except to the extent required by applicable law. You should therefore not rely on these forward-looking statements as representing the Company’s views as of any date subsequent to the date of this press release.

For further information, please contact:

Meru Advisors

Lee M. Stern

lstern@meruadvisors.com

ACHILLES THERAPEUTICS PLC

Condensed Consolidated Balance Sheets (Unaudited)

(in thousands, except share and per share amounts)

(expressed in U.S. Dollars, unless otherwise stated)

	September 30,	December 31,
	2024	2023
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$ 86,052	$ 131,539
Prepaid expenses and other current assets	25,573	14,094
Total current assets	111,625	145,633
Property and equipment, net	5,827	9,171
Operating lease right of use assets	3,407	4,372
Deferred tax assets	41	41
Restricted cash	20	33
Other assets	1,756	2,206
Total non-current assets	11,051	15,823
Total assets	$ 122,676	$ 161,456
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$ 4,248	$ 5,629
Accrued expenses and other liabilities	10,602	7,828
Operating lease liabilities - current	3,620	3,539
Total current liabilities	18,470	16,996
NON-CURRENT LIABILITIES:
Operating lease liabilities - non-current	-	1,076
Other long-term liability	1,068	1,015
Total non-current liabilities	1,068	2,091
Total liabilities	19,538	19,087

Commitments and contingencies
SHAREHOLDERS’ EQUITY:
Ordinary shares, £0.001 par value; 41,100,040 and 41,082,948 shares authorized, issued and outstanding at September 30, 2024 and December 31, 2023, respectively	54	54
Deferred shares, £92,451.85. par value, one share authorized, issued and outstanding at September 30, 2024 and December 31, 2023, respectively	128	128
Additional paid in capital	419,098	415,210
Accumulated other comprehensive income	(7,941)	(13,071)
Accumulated deficit	(308,201)	(259,952)
Total shareholders’ equity	103,138	142,369
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$ 122,676	$ 161,456

ACHILLES THERAPEUTICS PLC

Condensed Consolidated Statements of Operations and Comprehensive Loss (Unaudited)

(in thousands, except share and per share amounts)

(expressed in U.S. Dollars, unless otherwise stated)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2023	2024	2023
OPERATING EXPENSES:
Research and development	$ 16,396	$ 14,712	$ 40,171	$ 42,354
General and administrative	4,021	4,384	$ 12,344	13,387
Total operating expenses	20,417	19,096	52,515	55,741
LOSS FROM OPERATIONS:	(20,417)	(19,096)	(52,515)	(55,741)
OTHER INCOME (EXPENSE), NET:
Other income (expense)	817	2,389	4,246	4,692
Total other income (expense), net	817	2,389	4,246	4,692
Loss before income taxes	(19,600)	(16,707)	(48,269)	(51,049)
Benefit for income taxes	5	24	20	14
Net loss	(19,595)	(16,683)	(48,249)	(51,035)
Other comprehensive (loss) income:
Foreign exchange translation adjustment	6,074	(5,289)	5,130	2,505
Comprehensive loss	$ (13,521)	$ (21,972)	$ (43,119)	$ (48,530)
Net loss per share attributable to ordinary shareholders—basic and diluted	$ (0.48)	$ (0.42)	$ (1.20)	$ (1.28)
Weighted average ordinary shares outstanding—basic and diluted	40,427,199	40,066,922	40,355,124	39,900,910